

OFFERING MEMORANDUM

facilitated by



Proof Bread 51 LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Proof Bread 51 LLC
State of Organization	AZ
Date of Formation	06/16/2022
Entity Type	Limited Liability Company
Street Address	125 W Main St, Mesa AZ, 85201
Website Address	proofbread.com

(B) Directors and Officers of the Company

Key Person		Amanda Abou-Eid
Position with the Company		
	Title	Co-Owner
	First Year	2022
Other business experience (last three years)		*Member, Proof Bread LLC*
		Member, Main Street Harvest LLC

Key Person	Jonathan Przybyl
Position with the Company Title First Year	 Owner & Founder 2022
Other business experience (last three years)	*Member, Proof Bread LLC* Member, Main Street Harvest LLC

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Amanda Abou-Eid	50%
Jonathan Przybyl	50%

(D) The Company's Business and Business Plan

A New Chapter to Optimize Our Production Capability, Better Serve Our Customer Base, and Solidify Our Supply Chain:

Proof is launching a complimentary operation to its original portfolio in the heart of Phoenix. Our new entity Proof Bread 51 LLC will encompass a pair of retail locations including a satellite bakery and a prime micro retail unit as well as a 3,000 square foot warehouse.

Since 2017 Proof has built up a large retail audience primarily by attending multiple Phoenix Metro farmers markets and providing residential delivery services. Originally, as a garage bakery we built a portfolio that was heavily hinged upon Saturday Farmers Markets serving 2,500 customers each Saturday morning.

In 2020 we were forced to move out of our original cottage garage setup and used the opportunity to build a scalable production hub in the heart of Downtown Mesa. In 2021 we moved into this location. While our Saturday markets are still responsible for around 50% of our overall revenue, the retail bakery is now our strongest location with the best overall margins.

Over the course of 2021 and 2022 we have focused heavily on people and systems creating a much larger and more robust workforce which is capable of producing Saturday level volume and quality all week. Now we are ready to maximize our production potential, diversify our retail footprint, and balance our week of sales so that it is not so heavily reliant on Saturdays.

Our new footprint will allow us to scale production and better utilize the resources that we have already invested in. It will provide us the redundancy that we need to thrive through most uncertainty and help us capitalize on an existing customer footprint that is near our chosen sites. We already have tens of thousands of customers within a few miles of each of these new retail sites.

The satellite bakery coupled with a warehouse will allow us to reach the next major milestone in our supply chain management with ingredient deliveries shifting to full truck loads and saving our business over $200,000 annually in ingredient costs. The warehouse will also be home to our old commercial scale garage equipment and a new stone mill affording us one more leg of vertical integration and significant productivity jumps.

The micro retail unit is located in one of the most densely populated zip codes in the iconic Roosevelt district of Downtown Phoenix.

The satellite bakery/warehouse is located proximal to a highway with over 100,000 cars per day traveling within 1/8 of a mile. The income demographics, population, parking and accessibility beat our Downtown Mesa location by at least a factor of 2 in every major point of consideration. This central highway location will provide unbeatable distribution potential to a huge population center with over 1.2 million people within a 5 mile radius.

- Our original Mainvest raise for the core production facility has beat projections every quarter

The Team

Jonathan Przybyl, Owner

Jon is a life-long driven individual who pursues ideas and builds upon dreams. He has been doing this since he was a young kid. He thrives solving complex problems, and has an insatiable appetite to learn. Jon's vision for Proof, coupled with an uncompromising desire for improvement, has grown it into what it is today.

Amanda Abou-Eid, Owner

Amanda is the heart of the organization. Not only is she willing to do what it takes to get the job done, but she is able to glue everyone together. Amanda offers a critical balance to Jon as well as a versatile skill set. Prior to Proof, Amanda worked in corporate finance at American Airlines.

The Eco-Phoenix Micro Retail Space

This micro retail unit is in the highest density area in the state allowing us an affordable high volume sales channel with incredible exposure

- Over 22,000 residents within 1 mile
- 6,000,000 visitors annually to Downtown Phoenix
- Beautiful new development with apartments above the retail unit
- 6700 residential units built since 2000 in the neighborhood
- 12,000 student Downtown Phoenix ASU campus
- Less than 1 mile from a Farmers market where we have seen 300 customers a week since 2017
- Small footprint equals less monthly cost than we pay at the neighboring Farmers market. Easy to staff.

Paradise Hills Satellite Bakery and Warehouse

Satellite Bakery and warehouse in a central location on a highway interchange in the heart of our strongest customer base.

- Over 44,000 cars on the intersection daily with 66,000 passing by on the highway

- 1.2 Million residents within 5 miles
- Great mix of businesses, schools and residences providing steady traffic throughout the day
- 2x average household income versus our main Mesa location
- Over $200,000 of anticipated supply chain savings due to warehouse

Our Story

We started our relationship with Proof as customers of the bakery ourselves. Purchasing Proof's old world sourdough bread and pastries were a weekly ritual for us until one day in 2017, when we discovered that the original owner was moving. We jumped right in.

- In June 2017 we learned that Jared Allen, Proof's founder, was moving away.
- A powerful gut instinct drove us to take over the brand a few days later.
- In the beginning, Proof had very little. No mixers, rudimentary tools.
- We poured ourselves into bread making and study, and with grit grew our skills and the business.
- Proof has captured the attention of our community, and many around the world. Thousands loyally buy our bread each week, which up until 2021 was made from our home garage

Traction & Validation

Our community of supporters has been growing steadily since 2017. Proof has been doubling annually every year for the past 5 years and now serves nearly 3,000 customers a week.

- Proof serves an average of 3,000 customers per week.
- In 2017 Proof had around 4,000 followers online. Today, across all platforms, it is 220,000.
- Our strongest markets are in Phoenix, only minutes from the new retail sites we plan to open
- Proof grew during COVID, and diversified into multiple sales channels.
- Our Downtown Mesa production hub is ready for an increase in volume.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR

STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	January 31, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$600,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment	$56,100	$186,150
Build Out of Units	$37,900	$160,000
Operating Capital	$0	$217,850
Mainvest Compensation	$6,000	$36,000
TOTAL	$100,000	$600,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 6.0%[2]
Payment Deadline	2029-09-30
Maximum Payment Multiple	1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.96%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 6.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	1.0%
$225,000	2.2%
$350,000	3.5%
$475,000	4.8%
$600,000	6.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Amanda Abou-Eid	50%
Jonathan Przybyl	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Proof Bread has been operating under current ownership since July of 2017 and has since achieved the following milestones:

- Opened location in Mesa, Arizona as a Cottage Bakery

- 2017 Gross Revenue was $55k

- 2018 Gross Revenue was $250k

- 2019 Gross Revenue was $385k with COGS of $160k

- 2020 Gross Revenue was $850k with COGS of $207k

Other challenges

Proof Bread has had the following other challenges

- In September 2020 the City of Mesa wrote a demand letter to Proof requesting that the business find a commercial location to operate in as opposed to staying under the Arizona Cottage Licensing in Proof's residential garage.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,200,000	$1,440,000	$1,728,000	$2,073,600	$2,488,320
Cost of Goods Sold	$240,000	$288,000	$345,600	$414,720	$497,664
Gross Profit	$960,000	$1,152,000	$1,382,400	$1,658,880	$1,990,656
EXPENSES					
Rent	$67,090	$69,102	$71,175	$73,311	$75,510
Utilities	$33,600	$35,000	$36,000	$37,000	$38,000
Salaries	$464,000	$514,000	$564,000	$614,000	$664,000
Insurance	$32,544	$33,357	$34,190	$35,044	$35,920
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$350,766	$488,241	$664,429	$886,605	$1,163,984

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V